EXHIBIT 99.1

B2Gold Announces Sale of C$139 Million of Calibre Mining Shares

VANCOUVER, British Columbia, June 21, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces that it has sold an aggregate 79,000,000 common shares of Calibre Mining Corp. (“Calibre”) in the ordinary course for investment purposes by way of a block trade (the “Transaction”) for aggregate gross proceeds of C$139.04 million.

B2Gold will be filing an early warning report under National Instrument 62-103 in connection with the sale of the Calibre shares, a copy of which will be available under Calibre’s profile on SEDAR+ at www.sedarplus.com.

Immediately prior to the Transaction, B2Gold owned 110,950,333 common shares of Calibre representing approximately 14.1% of Calibre. As a result of the Transaction, B2Gold’s ownership has decreased to less than 10% of the issued and outstanding common shares of Calibre and B2Gold has ceased to be a “reporting insider” as defined in National Instrument 55-104 – Insider Reporting Requirements. Accordingly, B2Gold will no longer file insider or early warning reports in respect of its ownership of securities of Calibre, except as required by applicable law.

B2Gold’s decision to dispose of the common shares of Calibre pursuant to the Transaction was made as a result of investment considerations including price, market conditions, capital allocation priorities, and corporate strategy. B2Gold remains a supportive shareholder of Calibre and does not currently plan to make any additional changes to its interest.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

For more information on B2Gold, please visit the Company’s website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com